UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 000-50940
CUSIP Number 778669-10-1
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Rotech Healthcare Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2600 Technology Drive, Suite 300
Address of Principal Executive Office (Street and Number)
Orlando, FL 32804
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 14, 2012, Rotech Healthcare Inc. (the “Company”) submitted its quarterly report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) via the EDGAR system. Due to technical difficulties with the filing process, the Form 10-Q submission was not received until slightly after 5:30 p.m. ET, and the Form 10-Q is deemed to have been filed as of November 15, 2012, the date of this report.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification:

David J. Meador	407	822-4600
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes ☐No

__________________________________________________________________________________________________

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rotech Healthcare Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ David J. Meador
Name: David J. Meador
Title: Chief Financial Officer